CARL N. DUNCAN, ESQ.
                                 ATTORNEY AT LAW
                          cduncan.counselor@verizon.net
                              atty.cnd@verizon.net
                               bmi.cnd@verizon.net
5718 Tanglewood Drive
Bethesda, Maryland 20817                                         (301) 263-0200

(Fax) (301) 263-0300
                                August 26 , 2005

VIA MESSENGER AND EDGAR
-----------------------

Michael Fay, Branch Chief
Johanna Losert, Staff Attorney
Douglas Jones, Staff Accountant
Division of Corporation Finance
U. S. Securities & Exchange Commission
Washington, D. C. 20549

Re:   YTB International, Inc. and its predecessor REZconnect Technologies, Inc.
      --------------------------------------------------------------------------
      (the "Company") Multiple Filings as Outlined Below
      --------------------------------------------------

Dear Mr. Fay, Mr. Jones and Ms. Losert:

YTBL and I are in receipt of your August 24, 2005 comment letter (the "August letter") relating to the several filings--namely, a Form SB-2/A (originally filed as a Form S-3), a Schedule 14-C/A Preliminary Information Statement, a Form 10-KSB/A and two Forms 10-QSB/A (respectively for the periods ended March 31 and June 30, 2005). In response to the staff's August letter relating to these filings, I hereby submit this response on behalf of the Company to the staff's comments together with the Pre-Effective Amendment No. 4 to the Form SB-2, a Form10-KSB Amendment No. 5, Amendment No. 5 to the Schedule 14-C Preliminary Information Statement and the respective amendments for the 10-QSBs for the indicated periods. In addition to the marked EDGAR filings of marked and unmarked versions of these filings, we are sending by messenger (to facilitate your review) three Word copies of the affected pages, respectively clean and marked to reflect cumulative proposed changes since the respective last prior filing was made.

PART I:  Oral Accounting Comments Given By Mr Fay and/or Mr Jones

A IMR/RTA Data: See Supplemental Materials filed as "Correspondence" to this filing, identical to that emailed to the staff and discussed last week
B. Dischino Letter Re Laurus Convertible Note and Agent of Record Issues. See Supplemental Materials filed as "Correspondence" to this filing, identical (but for date and characterization as "agent of record") to that emailed to the staff and discussed last week. Changes have been made to the financials and/or text as appropriate.
C Omitted Form 10-K Item 8A "Controls and Procedures" Language: The passage in the Item 8A description of "Controls and Procedures" re "...procedures were adequate and effective and designed to ensure that material information...," inadvertently omitted from the August 2, 2005 filing, has now been inserted.

Part II:   Written Legal Comments Given in August Letter

A.   Form SB-2/A
     1. The litigation alluded to in the Form 10-QSB for the period ended June 30, 2005 was dismissed August 17, 2005. The final judgment provided that if the plaintiffs were to pursue the franchise dispute, they must "...proceed to arbitration in accordance with their franchise agreements..." Accordingly, no disclosure is required in the Form SB-2 and the reference to same in the Form 10-QSB for the period ended June 30 has been deleted.
     2. The requested deletion to "Incorporation by Reference" has been effected. 3. The outdated address references to "Where you can find more information" have been changed.

B.   Form 10-KSB/A
     1. The dates of duration of the two licensing agreements in "Business-Current Operations" has been inserted
     2. The MD & A discussion has deleted "recent price run up" language and substituted that which should be better indication of the contingent liability..
PART III: Other Matters

A Because of the passage of time, quarterly financials for periods ended June 30 were substituted for those previously reflected of March 31 in the Form SB-2/A and the 14-C/A.
B. The complaint emails from the Company and the undersigned sent earlier this month (because of the significant passage of time since the bulk of these materials were filed) has been included in "Correspondence" as instructed.
C. The Company, as discussed with the staff, wants to have the Form SB-2 Registration Statement declared effective Tuesday afternoon (see below). The associated (i) Request for Acceleration and (ii) Company Representations Letter are attached and filed in "Correspondence."

                                                    ___________________________


         To facilitate your review, we are sending, via messenger, as indicated above, three copies of clean and marked versions of the pages affected by the staff's comments. Those materials will be delivered by 10:30AM Monday. Upon completion of your review, we trust you can advise us that all comments will have been satisfied and the Company's Registration Statement can be declared effective not later than Tuesday, August 30, 2005 at 2:00PM. Thank you for your assistance and prompt review of these materials.

                                                     Very truly yours,

                                                     /s/ Carl N. Duncan

                                                     Carl N. Duncan

Enclosures

cc:      Michael Y. Brent
         Rich Costa
         Ted Lindauer
         Andy Cauthen
         John Clagg